Mail Stop 6010

December 23, 2008

Susan B. Comparato
President, Acting Chief Executive Officer
    and General Counsel
Syncora Holdings Ltd.
Canon's Court, 22 Victoria Street
Hamilton, Bermuda HM 11

> **Re:** **Syncora Holdings Ltd.**
> **Preliminary Proxy Statement on**
> **Schedule 14A**
> **Filed on December 17, 2008**
> **File Number 001-32950**

Dear Ms. Comparato:

This is to advise you that we have limited our review of the above-captioned filing to the matters identified in the comments that follow.

Where indicated, we think you should revise your filing in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement

1. In addition to a description of the various bye-law amendments proposed, the proxy statement must also provide your shareholders with the reasons for, and general effect of, the amendments. Please refer to Item 19 of Schedule 14A. We note that it appears that the proposed bye-law amendments are related, at least in part, to the Company's recent restructuring transactions and agreements with certain financial institution counterparties.

2. Rule 14a-4(a)(3) promulgated under the Exchange Act requires that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." Please revise your proxy statement to "unbundle" the various proposed amendments to the Company's bye-laws so that each amendment is separately identified, discussed and voted on in the proxy statement.

*   *   *

As appropriate, please amend your filing in response to this comment. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Daniel Greenspan at (202) 551-3623 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director